File No. 812-15894

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

DIAMETER CREDIT COMPANY, DIAMETER DYNAMIC CREDIT FUND, DIAMETER CAPITAL PARTNERS LP, DIAMETER PRINCIPAL FINANCE LLC, DIAMETER DCF ADVISOR LLC, DIAMETER PRINCIPAL FINANCE PARTNERSHIP LP, DIAMETER CLO ADVISORS LLC, DIAMETER EU CLO ADVISORS LLC, DIAMETER MASTER FUND LP, DIAMETER DISLOCATION MASTER FUND LP, DIAMETER DISLOCATION MASTER FUND II LP, DIAMETER DISLOCATION MASTER FUND III LP, DIAMETER DISLOCATION MASTER FUND III (CONTINGENT) LP, DCMALT LP, DCP TREE LP, DCP IG FUND LP, DCP PCF LP, DCP BLUE PEAK BBB MASTER FUND LP, DIF LP, DPRR FUND I LP, DIAMETER CREDIT FUNDING I, LTD., DIAMETER CREDIT FUNDING II, LTD., DIAMETER CREDIT FUNDING III, LTD., DIAMETER CREDIT FUNDING IV, LTD., DIAMETER CAPITAL CLO 1 LTD., DIAMETER CAPITAL CLO 2 LTD., DIAMETER CAPITAL CLO 3 LTD., DIAMETER CAPITAL CLO 4 LTD., DIAMETER CAPITAL CLO 5 LTD., DIAMETER CAPITAL CLO 6 LTD., DIAMETER CAPITAL CLO 7 LTD., DIAMETER CAPITAL CLO 8 LTD., DIAMETER CAPITAL CLO 9 LTD., DIAMETER CAPITAL CLO 10 LTD., DIAMETER CAPITAL CLO 11 LTD., DIAMETER CAPITAL CLO 12 LTD., DIAMETER CAPITAL CLO 13 LTD., DIAMETER CAPITAL CLO XIV LTD., DIAMETER CAPITAL CLO XV LTD., DIAMETER CAPITAL CLO XVI LTD., DIAMETER CAPITAL EU CLO I DESIGNATED ACTIVITY COMPANY, DIAMETER CAPITAL EU CLO II DESIGNATED ACTIVITY COMPANY, DIAMETER CAPITAL EU CLO III DESIGNATED ACTIVITY COMPANY.

Diameter Capital Partners LP

50 Hudson Yards, Suite 6600A

New York, NY 10001

(212) 655-1419

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Michael Cohn

Diameter Principal Finance LLC

Diameter Capital Partners LP

50 Hudson Yards, Suite 6600A

New York, NY 10001

(212) 655-1419

mcohn@diametercap.com

Copies to:

Rajib Chanda	Steven Grigoriou
Simpson Thacher & Bartlett LLP	Simpson Thacher & Bartlett LLP
900 G Street NW	900 G Street NW
Washington, DC 20001	Washington, DC 20001
(202) 636-5500	(202) 636-5500
Rajib.Chanda@stblaw.com	Steven.Grigoriou@stblaw.com
April 27, 2026

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on February 27, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•

Diameter Credit Company (“DCC”), an externally managed, closed-end, non-diversified investment company and a Delaware statutory trust that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•

Diameter Dynamic Credit Fund (“DDCF” and, together with DCC, the “Existing Regulated Funds”), an externally managed, non-diversified, closed-end management investment company and a Delaware statutory trust registered under the 1940 Act that will operate as an “interval fund” pursuant to Rule 23c-3(b) under the 1940 Act (“Rule 23c-3(b)”);

•

Diameter Capital Partners LP (“Diameter Capital Partners”), a limited partnership that serves as the investment adviser to certain Existing Affiliated Entities (as defined below), on behalf of itself and its successors[3], and an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (the “Advisers Act”);

•

Diameter Principal Finance LLC (“Diameter Principal Finance”), a limited liability company and wholly-owned subsidiary of Diameter Capital Partners that serves as investment adviser to DCC, on behalf of itself and its successors, and an investment adviser registered with the Commission under the Advisers Act;

•

Diameter DCF Advisor LLC (“Diameter DCF Advisor”), a limited liability company and wholly-owned subsidiary of Diameter Capital Partners that will serve as investment adviser to DDCF, on behalf of itself and its successors, and an investment adviser registered with the Commission under the Advisers Act;

•

Diameter Principal Finance Partnership LP (“Diameter DPF Advisor”), a relying adviser of Diameter Capital Partners that serves as investment adviser to certain Existing Affiliated Entities, on behalf of itself and its successors;

•

Diameter CLO Advisors LLC (“Diameter CLO Advisors”), a relying adviser of Diameter Capital Partners that serves as investment adviser to certain Existing Affiliated Entities, on behalf of itself and its successors;

•

Diameter EU CLO Advisors LLC(“Diameter EU CLO Advisors” and, together with Diameter Capital Partners, Diameter Principal Finance, Diameter DCF Advisor, Diameter DPF Advisor and Diameter CLO Advisors the “Existing Advisers”), a relying advisor of Diameter Capital Partners that serves as investment adviser to certain Existing Affiliated Entities, on behalf of itself and its successors; and

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Diameter Credit Company, et al. (File No. 812-15490), Release No. IC-35122 (February 1, 2024) (notice), Release No. IC-35149 (February 27, 2024) (order).
[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•

The investment vehicles identified in Appendix A hereto, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (each, an “Existing Affiliated Entity,” and collectively, the “Existing Affiliated Entities” and, together with the Existing Regulated Funds and the Existing Advisers, the “Applicants”).[4]

[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment

[5]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A. DCC

DCC is an externally-managed, closed-end, non-diversified investment company and a Delaware statutory trust that has elected to be regulated as a business development company under the 1940 Act. For U.S. federal income tax purposes, DCC has elected to be treated, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). DCC’s principal place of business is New York, New York.

DCC’s investment objective is to generate current income and capital appreciation through originating, holding and disposing of secured debt (including senior secured, unitranche and second lien debt), unsecured debt (including senior unsecured, mezzanine and subordinated debt) and select equity investments (or securities which may include an equity component such as warrants, preferred stock or similar securities) issued by private or public U.S. companies. DCC may also invest in issuers outside the U.S. with a focus on issuers in Canada and Europe.

DCC’s business and affairs are managed under the direction of a five-member board of trustees, three of which are not “interested persons” (“Independent Trustees”) of DCC as defined in section 2(a)(19) of the 1940 Act (the “DCC Board”).10 The DCC Board has delegated daily management and investment authority to Diameter Principal Finance pursuant to an investment advisory agreement.

B. DDCF

DDCF is an externally managed, non-diversified, closed-end management investment company that will operate as an “interval fund” pursuant to Rule 23c-3(b) and a Delaware statutory trust that is registered as an investment company under the 1940 Act. DDCF intends to continuously offer its common shares of beneficial interest. For U.S. federal income tax purposes, DDCF intends to elect to be treated as a RIC under Subchapter M of the Code, and intends to qualify annually thereafter as a RIC.

DDCF’s investment objective is to seek to generate current income and provide attractive risk-adjusted returns. Under normal circumstances, DDCF invests directly or indirectly at least 80% of its total assets (net assets plus borrowings for investment purposes) in credit instruments (including, but not limited to, loans, bonds, structured credit investments and other credit instruments, such as first-lien debt, second-lien debt, mezzanine and unsecured debt) of varying maturities.

[8]

“Adviser” means the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

DDCF’s business and affairs are managed under the direction of a five-member board of trustees, three of which are Independent Trustees (the “DDCF Board” and together with the DCC Board, and the board of directors or trustees of any Future Regulated Fund, the “Board”). The DDCF Board has delegated daily management and investment authority to Diameter DCF Advisor pursuant to an investment advisory agreement.

C. Existing Affiliated Entities

The Existing Advisers are the investment advisers to the Existing Affiliated Entities. Each Existing Affiliated Entity is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A complete list of the Existing Affiliated Entities and the Existing Adviser that serves as the investment adviser to each such Existing Affiliated Entity is included in Appendix A.

D. Diameter Capital Partners

Diameter Capital Partners is organized as a limited partnership under the laws of the state of Delaware. Diameter Capital Partners is registered with the Commission pursuant to Section 203 of the Advisers Act. Diameter Capital Partners acts as investment adviser to certain Existing Affiliated Entities as set forth in Appendix A.

E. Diameter Principal Finance

Diameter Principal Finance is organized as a limited liability company under the laws of the state of Delaware. Diameter Principal Finance is a wholly-owned subsidiary of Diameter Capital Partners. Diameter Principal Finance is registered with the Commission pursuant to Section 203 of the Advisers Act. Diameter Principal Finance serves as the investment adviser to DCC.

F. Diameter DCF Advisor

Diameter DCF Advisor is organized as a limited liability company under the laws of the state of Delaware. Diameter DCF Advisor is a wholly-owned subsidiary of Diameter Capital Partners. Diameter DCF Advisor is registered with the Commission pursuant to Section 203 of the Advisers Act. Diameter DCF Advisor serves as the investment adviser to DDCF.

G. Diameter DPF Advisor

Diameter DPF Advisor is organized as a limited partnership under the laws of the state of Delaware. Diameter DPF Advisor is a relying adviser of, and is wholly-owned or controlled by, Diameter Capital Partners. Diameter DPF Advisor acts as investment adviser to certain Existing Affiliated Entities as set forth in Appendix A.

H. Diameter CLO Advisors

Diameter CLO Advisors is organized as a limited liability company under the laws of the state of Delaware. Diameter CLO Advisors is a relying adviser of, and is wholly-owned or controlled by, Diameter Capital Partners. Diameter CLO Advisors acts as an investment adviser to certain Existing Affiliated Entities as set forth in Appendix A.

I. Diameter EU CLO Advisors

Diameter EU CLO Advisors is organized as a limited liability company under the laws of the state of Delaware. Diameter EU CLO Advisors is a relying adviser of, and is wholly-owned or controlled by, Diameter Capital Partners. Diameter EU CLO Advisors acts as an investment adviser to certain Existing Affiliated Entities as set forth in Appendix A.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Diameter Principal Finance, Diameter DCF Advisor, Diameter DPF Advisor, Diameter CLO Advisors and Diameter EU CLO Advisors are each wholly-owned by and/or controlled by Diameter Capital Partners, and are thus affiliated persons of each other. Accordingly, with respect to Diameter Capital Partners, Diameter Principal Finance, Diameter DCF Advisor, Diameter DPF Advisor, Diameter CLO Advisors, Diameter EU CLO Advisors and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6. Dispositions:

(a)

Prior to any Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)

Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19]

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Policies.
[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7. Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will:

(i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[20]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

21

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Michael Cohn

Diameter Capital Partners LP

50 Hudson Yards, Suite 6600A

New York, NY 10001

(212) 655-1419

mcohn@diametercap.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Rajib Chanda	Steven Grigoriou
Simpson Thacher & Bartlett LLP	Simpson Thacher & Bartlett LLP
900 G St NW	900 G St NW
Washington, DC 20001	Washington, DC 20001
(202) 636-5543	(202) 636-5592

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 27th day of April, 2026.

DIAMETER CREDIT COMPANY

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER DYNAMIC CREDIT FUND

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel

DIAMETER CAPITAL PARTNERS LP

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER PRINCIPAL FINANCE LLC

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER DCF ADVISOR LLC

By:	Diameter Capital Partners LP, its Managing Member

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER PRINCIPAL FINANCE PARTNERSHIP LP

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER CLO ADVISORS LLC

By:	Diameter Capital Partners LP, its Managing Member

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER EU CLO ADVISORS LLC

By:	Diameter CLO Advisors LLC, Sole Member
By:	Diameter Capital Partners LP, its Managing Member

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER MASTER FUND LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIAMETER DISLOCATION MASTER FUND LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIAMETER DISLOCATION MASTER FUND II LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIAMETER DISLOCATION MASTER FUND III LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIAMETER DISLOCATION MASTER FUND III (CONTINGENT) LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DCMALT LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DCP TREE LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DCP IG FUND LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DCP PCF LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DCP BLUE PEAK BBB MASTER FUND LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIF LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DPRR FUND I LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIAMETER CREDIT FUNDING I, LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CREDIT FUNDING II, LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CREDIT FUNDING III, LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CREDIT FUNDING IV, LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 1 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 2 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 3 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 4 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 5 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 6 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 7 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 8 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 9 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 10 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 11 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 12 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 13 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO XIV LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO XV LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO XVI LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL EU CLO I DESIGNATED ACTIVITY COMPANY

By:	/s/ Emma Smith
Name:	Emma Smith
Title:	Director

DIAMETER CAPITAL EU CLO II DESIGNATED ACTIVITY COMPANY

By:	/s/ Emma Smith
Name:	Emma Smith
Title:	Director

DIAMETER CAPITAL EU CLO III DESIGNATED ACTIVITY COMPANY

By:	/s/ Emma Smith
Name:	Emma Smith
Title:	Director

VERIFICATION

The undersigned states that he or she has duly executed the foregoing Application for and on behalf of each entity listed below, that he or she is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

DIAMETER CREDIT COMPANY

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER DYNAMIC CREDIT FUND

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel

DIAMETER CAPITAL PARTNERS LP

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER PRINCIPAL FINANCE LLC

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER DCF ADVISOR LLC

By:	Diameter Capital Partners LP, its Managing Member

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER PRINCIPAL FINANCE PARTNERSHIP LP

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER CLO ADVISORS LLC

By:	Diameter Capital Partners LP, its Managing Member

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER EU CLO ADVISORS LLC

By:	Diameter CLO Advisors LLC, Sole Member
By:	Diameter Capital Partners LP, its Managing Member

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel and Chief Compliance Officer

DIAMETER MASTER FUND LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIAMETER DISLOCATION MASTER FUND LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIAMETER DISLOCATION MASTER FUND II LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIAMETER DISLOCATION MASTER FUND III LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIAMETER DISLOCATION MASTER FUND III (CONTINGENT) LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DCMALT LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DCP TREE LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DCP IG FUND LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DCP PCF LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DCP BLUE PEAK BBB MASTER FUND LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIF LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DPRR FUND I LP

By:	Diameter Associates LLC, its General Partner

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Authorized Signatory

DIAMETER CREDIT FUNDING I, LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CREDIT FUNDING II, LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CREDIT FUNDING III, LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CREDIT FUNDING IV, LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 1 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 2 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 3 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 4 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 5 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 6 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 7 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 8 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 9 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 10 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 11 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 12 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO 13 LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO XIV LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO XV LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL CLO XVI LTD.

By:	/s/ Aoife Kenny
Name:	Aoife Kenny
Title:	Director

DIAMETER CAPITAL EU CLO I DESIGNATED ACTIVITY COMPANY

By:	/s/ Emma Smith
Name:	Emma Smith
Title:	Director

DIAMETER CAPITAL EU CLO II DESIGNATED
ACTIVITY COMPANY

By:	/s/ Emma Smith
Name:	Emma Smith
Title:	Director

DIAMETER CAPITAL EU CLO III DESIGNATED ACTIVITY COMPANY

By:	/s/ Emma Smith
Name:	Emma Smith
Title:	Director

Appendix A

The Existing Affiliated Entities are composed of the following funds, and all Existing Affiliated Entities are advised by Advisers:

Diameter Master Fund LP, which is managed by Diameter Capital Partners LP.

Diameter Dislocation Master Fund LP, which is managed by Diameter Capital Partners LP.

Diameter Dislocation Master Fund II LP, which is managed by Diameter Capital Partners LP.

Diameter Dislocation Master Fund III LP, which is managed by Diameter Capital Partners LP.

Diameter Dislocation Master Fund III (Contingent) LP, which is managed by Diameter Capital Partners LP.

DCMALT LP, which is managed by Diameter Capital Partners LP.

DCP Tree LP, which is managed by Diameter Capital Partners LP.

DCP IG Fund LP, which is managed by Diameter Capital Partners LP.

DCP PCF LP, which is managed by Diameter Capital Partners LP.

DCP Blue Peak BBB Master Fund LP, which is managed by Diameter Capital Partners LP.

DIF LP, which is managed by Diameter Capital Partners LP.

DPRR Fund I LP, which is managed by Diameter Principal Finance Partnership LP.

Diameter Credit Funding I, Ltd., which is managed by Diameter Capital Partners LP.

Diameter Credit Funding II, Ltd., which is managed by Diameter Capital Partners LP.

Diameter Credit Funding III, Ltd., which is managed by Diameter Capital Partners LP.

Diameter Credit Funding IV, Ltd., which is managed by Diameter Capital Partners LP.

Diameter Capital CLO 1 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 2 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 3 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 4 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 5 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 6 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 7 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 8 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 9 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 10 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 11 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 12 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO 13 Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO XIV Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO XV Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital CLO XVI Ltd., which is managed by Diameter CLO Advisors LLC.

Diameter Capital EU CLO I Designated Activity Company, which is managed by Diameter EU CLO Advisors LLC.

Diameter Capital EU CLO II Designated Activity Company, which is managed by Diameter EU CLO Advisors LLC.

Diameter Capital EU CLO III Designated Activity Company, which is managed by Diameter EU CLO Advisors LLC.

EXHIBIT A

Resolutions of Board of Directors of Diameter Credit Company (“DCC”)

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “SEC”) an application for an order of exemption, including any amendments thereto, pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l thereunder to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the 1940 Act and rules thereunder as any such officers (the “Officers”) of the Fund deems necessary or appropriate (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the Officers of the Fund be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the SEC the application for an order of exemption, including any amendments thereto, pursuant to Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder, to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the 1940 Act and rules thereunder as any such officer deems necessary or appropriate, as more fully set forth in the draft Application that has been provided to the Board as Exhibit A hereto, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof; and be it

FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Board of Trustees of Diameter Dynamic Credit Fund (“DDCF”)

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “SEC”) an application for an order of exemption, including any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l thereunder to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 17(d) of the 1940 Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the 1940 Act and rules thereunder as any such officers (the “Officers”) of the Fund deems necessary or appropriate (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the Officers of the Fund be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the SEC the application for an order of exemption, including any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 17(d)(4) of the 1940 Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the 1940 Act and rules thereunder as any such officer deems necessary or appropriate, as more fully set forth in the draft Application that has been provided to the Board as Exhibit A hereto, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof; and be it

FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.